Surf Air Mobility Inc.

12111 S. Crenshaw Blvd.

Hawthorne, California 90250

VIA EDGAR

July 24, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Irene Barberena-Meissner and Mr. Mitchell Austin

Re:	Surf Air Mobility Inc.
Registration Statement on Form S-1 and Form S-4
Filed June 5, 2023
File No. 333-272403
Request for Acceleration

Dear Ms. Barberena-Meissner and Mr. Austin,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Surf Air Mobility Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 5:00 p.m. Eastern Time, on July 24, 2023, or as soon thereafter as practicable. The Registrant respectfully requests that you notify Jeeho Lee of O’Melveny & Myers LLP, counsel to the Registrant, of such effectiveness by telephone at (212) 326-2266.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Ms. Lee at the telephone number above.

Sincerely,

Surf Air Mobility Inc.

By:	/s/ Sudhin Shahani
Name:	Sudhin Shahani
Title:	Chief Executive Officer

cc:

C. Brophy Christensen, Partner, O’Melveny & Myers LLP Jeeho Lee, Partner, O’Melveny & Myers LLP Noah Kornblith, Partner, O’Melveny & Myers LLP Tai Vivatvaraphol, Counsel, O’Melveny & Myers LLP